CUSIP NO. 032346 10 8                                         Page 1 of 9 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 3)1

                          Amylin Pharmaceuticals, Inc.
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                                (Name of Issuer)
                          Common Stock, $.001 par value
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                         (Title of Class of Securities)
                                   032346 10 8
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                                 (CUSIP Number)
Kathleen K. Schoemaker                   John C. MacMurray, Esq.
Domain Associates, L.L.C.                Reboul, MacMurray, Hewitt,
One Palmer Square                        Maynard & Kristol
Princeton, New Jersey 08452              45 Rockefeller Plaza
Te. (609) 683-5656                       New York, New York  10111
                                         Tel. (212) 841-5700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                  June 13,2001
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP NO. 032346 10 8                                         Page 2 of 9 Pages


1)       Name of Reporting Person             Domain Partners
         I.R.S. Identification                IV, L.P.
         No. of Above Person
         (If an Entity)
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2)       Check the Appropriate Box                (a) [x]
         if a Member of a Group                   (b) [ ]
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3)       SEC Use Only
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4)       Source of Funds                      Not Applicable
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5)       Check if Disclosure of
         Legal Proceedings is                 Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
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6)       Citizenship or Place
         of Organization                      Delaware
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Number of                      7)   Sole Voting  2,515,046 shares of
Shares Beneficially                 Power        Common Stock
Owned by Each
Reporting Person
With
                               ------------------------------------------------
                               8)   Shared Voting
                                    Power                   -0-
                               ------------------------------------------------
                               9)   Sole Disposi- 2,515,046 shares of
                                    tive Power    Common Stock
                               ------------------------------------------------
                               10)  Shared Dis-
                                    positive Power          -0-
                               ------------------------------------------------
11)      Aggregate Amount Beneficially             2,515,046 shares of
         Owned by Each Reporting Person            Common Stock
-------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
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13)      Percent of Class
         Represented by                                     4.0%

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CUSIP NO. 032346 10 8                                          Page 3 of 9 Pages


         Amount in Row (11)
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14)      Type of Reporting
         Person                                     PN

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CUSIP NO. 032346 10 8                                         Page 4 of 9 Pages



1)       Name of Reporting Person                DP IV Associates,
         I.R.S. Identification                   L.P.
         No. of Above Person
         (If an Entity)
-------------------------------------------------------------------------------
2)       Check the Appropriate Box               (a) [x]
         if a Member of a Group                  (b) [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only
-------------------------------------------------------------------------------
4)       Source of Funds                         Not Applicable
-------------------------------------------------------------------------------
5)       Check if Disclosure of
         Legal Proceedings is                    Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)       Citizenship or Place
         of Organization                         Delaware
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Number of                      7)   Sole Voting  60,556 shares of
Shares Beneficially                 Power        Common Stock
Owned by Each
Reporting Person
With
                               ------------------------------------------------
                               8)   Shared Voting
                                        Power               -0-
                               ------------------------------------------------
                               9)   Sole Disposi- 60,556 shares of
                                    tive Power    Common Stock
                               ------------------------------------------------
                               10)  Shared Dis-
                                    positive Power          -0-
                               ------------------------------------------------
11)      Aggregate Amount Beneficially            60,556 shares of
         Owned by Each Reporting Person           Common Stock
-------------------------------------------------------------------------------
12)      Check if the Aggregate
         Amount in Row (11)
         Excludes Certain Shares
-------------------------------------------------------------------------------
13)      Percent of Class

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CUSIP NO. 032346 10 8                                         Page 5 of 9 Pages


         Represented by                                     0.1%
         Amount in Row (11)
-------------------------------------------------------------------------------
14)      Type of Reporting
         Person                                             PN


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CUSIP NO. 032346 10 8                                         Page 6 of 9 Pages



                Amendment No. 3 to Schedule 13D (Final Amendment)
                -------------------------------------------------

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on April 2, 1999, Amendment No. 1 thereto filed on June 26, 2000 and Amendment No. 2 thereto filed on September 14, 2000 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

          Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 63,507,133 shares of Common Stock outstanding as of May 4,2001, as reported in the Issuer's Report on Form 10-Q for the period ended March 31, 2001 filed with the Commission on May 14, 2001.

          (a)

          DP IV
          -----

          DP IV owns 2,515,046 shares of Common Stock, or approximately 4.0% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV, may be deemed to indirectly beneficially own the shares of Common Stock owned by
DP IV.
          DP IV A
          -------

          DP IV A owns 60,556 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. OPSA IV, as the general partner of DP IV A, may be deemed to indirectly beneficially own the shares of Common Stock owned by DP IV A.

          Managing Members of OPSA IV
          ---------------------------

          (i) James C. Blair owns 125,820 shares of Common Stock, including approximately 16,782 shares issuable upon exercise of stock options that are presently exercisable or exercisable



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CUSIP NO. 032346 10 8                                         Page 7 of 9 Pages


within 60 days of the date of this statement, or approximately 0.2% of the Common Stock outstanding.

          (ii) Jesse I. Treu directly owns 88,405 shares of Common Stock and indirectly (through Treu Associates L.P.) owns 9,856 shares of Common Stock, or in the aggregate less than 0.1% of the Common Stock outstanding.

          (iii) Brian H. Dovey owns 77,624 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iv) Kathleen K. Schoemaker owns 24,227 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (v) Arthur J. Klausner owns 32,090 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The managing members of OPSA IV may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by DP IV and DP IV A. Each of the managing members of OPSA IV disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he or she owns directly, or by virtue of his or her indirect pro rata interest, as a managing member of OPSA IV, in the Common Stock owned by DP IV and/or DP IV A.

          (c) On June 13, 2001, DP IV distributed 1,000,000 shares of Common Stock to its partners, including 71,050 shares to its general partner, OPSA IV. On June 13, 2001, DP IV A distributed 24,103 shares of Common Stock to its partners, including 241 shares to its general partner, OPSA IV. On June 27, 2001, DP IV distributed 600,000 shares of Common Stock to its partners, including 42,636 shares to its general partner, OPSA IV. On June 27, 2001,
DP IV A distributed 14,500 shares of Common Stock to its partners, including 145 shares to its general partner, OPSA IV.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on, or the proceeds from sales of, the shares of Common Stock owned by DP IV or DP IV A.

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CUSIP NO. 032346 10 8                                         Page 8 of 9 Pages


          (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on June 27, 2001.




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CUSIP NO. 032346 10 8                                         Page 9 of 9 Pages



                                   Signature
                                   ---------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2001


                                          DOMAIN PARTNERS IV, L.P.
                                          By:  One Palmer Square Associates
                                          IV, L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            -------------------------------
                                                      Managing Member

                                          DP IV ASSOCIATES, L.P.
                                          By:  One Palmer Square Associates
                                          IV, L.L.C., General Partner

                                          By /s/ Kathleen K. Schoemaker
                                            --------------------------------
                                                      Managing Member